Exhibit 99.13

English Summary of Mortgage Agreement of Maximum Amount ( the “Agreement”) Entered into by and between Shenzhen BAK Battery, Co., Ltd (the “Mortgager”) and Shenzhen Eastern Branch, Agricultural Bank of China (the “Creditor”) on December 16, 2013

Main contents:

>	Contract number: 81100620130001629;
>

In order to guarantee the indebtedness of RMB 374,400,000 for Shenzhen BAK Battery Co., Ltd. (the “Obligor”) towards the Creditor under the Comprehensive Credit Facility Agreement of Maximum Amount (No. 810023720131213001) from December 16, 2013 to December 15, 2014, the Mortgager agrees to pledge its property to the Creditor.

>	The Obligor agrees to mortgage its land use right of land G15322-0058 at BAK Industrial Park and the buildings on the land, with a total value of RMB 670,342,670 as collateral.
>

Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

•	Headlines of the articles omitted:
>	Payment on demand
>	Undertakings of the Mortgager
>	Validity of the Creditor’s Right
>	Occupancy of Collaterals
>	Insurance of Collaterals
>	Mortgage Registration
>	Instances of Breach of Contract and its Liabilities
>	Declaration and guaranty of the Mortgager
>	Effectiveness and Disputation settlement